January 20, 2011

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2008

Form 10-Q Fiscal Quarter Ended September 30, 2010
File No. 1-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated December 15, 2010 (the “December 15th Letter”) regarding the Company’s above-referenced filings.  The responses to the Staff’s comments are provided in the order in which the comments were set out in the December 15th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company.  Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.
From pages 31 and 33, we note your operating profit and margin decreased primarily because direct costs increased as a percentage of revenue for the three and nine months ended September 30, 2010.  You state direct costs increased on account of certain costs being included in both revenue and direct costs which, in turn, was on account of you acting as principle instead of agent on specific client contracts.  However, it is not clear why your operating profits would decrease depending on your status as principle or agent.  Please tell us how your operating profits changed based on your presentation of revenue on a gross or net basis.

The Company’s operating profit and margins decreased for the three and nine months ended September 30, 2010 primarily because of the increase in direct costs as a percentage of revenue.  This statement should have read operating margins primarily decreased because of the increase in direct costs. The decrease in operating profit was caused by the increase in both staff costs of $22.2 million for the three months and $39 million for the nine months ended September 30, 2010, as well as acquisition related costs and adjustments relating to deferred acquisition consideration.  The Company will clarify these facts in all of our future filings.

Form 10-K for Fiscal Year Ending December 31, 2009

Item 1A.  Risk Factors, page 6

We are a holding company…, page 10

2.
We note your disclosure on pages 10 and 28 regarding the statutory or contractual restrictions which affect your subsidiaries’ ability to make intercompany fund transfers.  In light of these restrictions, expand your disclosure to comply with the requirements of Rule 4-08(e)(3)(ii) of Regulation S-X, if applicable.  In addition, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule in accordance with Rule 12-04 of Regulation S-X.

The Company’s disclosure on page 10 “… all of which are subject to statutory or contractual restrictions …” generally refers to dividend surplus laws, in the case of statutory restrictions, and partnership agreements between operating subsidiaries of the Company and minority holders, in the case of contractual restrictions. Under the Company’s debt agreements, none of which are at operating company levels, there are no restrictions on our subsidiaries’ ability to distribute net assets to the parent. The Company’s disclosure on page 28 refers to certain cash that is not “distributable as earnings to [the parent] for use to reduce its indebtedness.”  Substantially all of the cash referred to in this disclosure represents advances in the ordinary course of business from clients of subsidiaries, generally for the purpose of media buying on behalf of such clients with the Company’s subsidiaries acting as agent. There is a corresponding liability against such cash thus representing a net asset of nil.  The Company respectfully believes that any limitations imposed by such clients on the use of this cash are not of the type intended to be covered by Rule 4-08(e)(3)(ii) of Regulation S-X.  The Company further notes that the disclosure described in Rule 4-08(e)(3)(ii) of Regulation S-X was not applicable as of December 31, 2009 because the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together did not exceed 25% of consolidated net assets of the Company.  Specifically, the Company informs the Staff that such amounts represented less than 1% of the consolidated net assets of the Company as of December 31, 2009.

As a result and in accordance with the Division of Corporate Finance’s Financial Reporting Manual, Interpretation 2810.1, the Company determined that it was not necessary to provide condensed parent company financial information or other data in a financial statement schedule because (i) the restricted net assets of consolidated and unconsolidated subsidiaries and the parent's equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together did not exceed 25% of consolidated net assets of the Company and (ii) such information was not otherwise material to an investor’s understanding of the Company’s financial statements.  The Company confirms that it will continue to comply with Rules 4-08(e) and 12-04 of Regulation S-X in future filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 15

3.
In the third paragraph from the bottom of page 22, you explained that organic growth in Strategic Marketing Services was driven by net new business wins offset by foreign exchange issues; and in the last paragraph at the bottom of page 22, you explain the organic revenue declines in Performance Marketing Services was due to customers reducing their outsourcing needs and client project spending.  Please provide more meaningful disclosure regarding the drivers that affected your results.  For example, explain the factors and circumstances that account for net new business wins or reduced client spending.  In this regard, we refer you to comment one in our letter dated December 11, 2008 where we generally asked you to explain how your operations and liquidity are affected by different factors such as known trends or events.

There are many factors that affect our businesses and result of operations.  The most significant factors include national, regional and local economic conditions, our clients’ profitability, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees.  New business wins and client losses occur because of a variety of factors.  The two most significant factors are clients’ desire to change marketing communication firms, and the creative product our firms are offering. A client may choose to change marketing communication firms for any number of reasons, such as a change in top management and the client’s new management wants to go retain an agency firm that it may have previously worked with.  In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed.  Further, global clients often consolidate the use of many marketing communication firms to just one or two. Another factor in a client changing firms is the agency’s campaign or work product is not working and they feel they need a change in order to generate additional revenues.

Clients will generally reduce or increase their spending or outsourcing needs based on their current business trends and profitability. These types of changes impact the Performance Marketing Services Group more than the Strategic Marketing Services Group due to the Performance Marketing Services Group having clients who require project-based work as opposed to the Strategic Marketing Services Group who primarily have retainer-based relationships. The Company confirms that it will add this disclosure to our future filings, as applicable.

Liquidity and Capital Resources, page 28

Other Balance Sheet Commitments, Page 33

4.
We note in the table on page 34 that you have presented amounts as “Operating income before depreciation and amortization to be received” and have described this line item as representing amounts to be received commencing in the year the put is exercised.  Explain for us in more detail what these amounts represent and clarity why operating income would increase upon the exercise of the options.

The table on page 34 presents amounts as “Operating income before depreciation and amortization to be received” and represents the portion of operating income that prior to the put being exercised is allocated to non-controlling interests (minority holders).  Upon exercise of the applicable put option this would be additional operating income to be allocated to the Company. You are correct in that total operating income will not change but amounts attributable to MDC will increase. We will clarify this point in our disclosure in future filings.

Critical Accounting Policies, page 35

Acquisitions, Goodwill and Other Intangibles, page 36

5.
We note that goodwill accounting for approximately 50% of total assets as at December 31, 2009.  We also note that you experienced a net loss for the year ended December 31, 2009.  If you are at risk of failing step one of the goodwill impairment test for your reporting units, you should disclose the following information:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;
•
A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn with a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A, that none of your reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.  For further guidance, refer to Release 33-8350 “ Interpretation: Commission Guidance Regarding Management’s Discussions and Analysis of Financial Condition and Results of Operations.”  Please provide us with the proposed disclosures you intend to include in your next Form 10-K to comply with this comment.

Based on the Company’s annual testing of goodwill, which was performed as of October 1, 2009, there were no reporting units at risk of failing step one of the goodwill impairment tests.  The Company intends to include a disclosure as to whether any reporting unit is at risk of failing step one of the annual goodwill impairment test and if so we will disclose the following information:
•	The percentage by which fair value exceeded the carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 2.  Significant Accounting Policies, page 49

Redeemable Noncontrolling Interest, page 52

6.
You state that you record any excess of the estimated exercise price over the estimated fair value of the non controlling interest shares as a charge to noncontrolling interests in the statement of operations.  Tell us the impact of this policy on your financial statements for the year ended December 31, 2009, including the amount of the excess of the redemption price over fair value.  In this regard, you disclose in Note 4 several acquisitions of non controlling interests whereby the amount paid for the additional interests exceeded the fair value of the equity purchased.

The Company’s policy states that we record any excess of the estimated exercise price of a put over the estimated fair value of the non-controlling interest shares as a charge to non-controlling interests in the statement of operations.  For the year ended December 31, 2009, there was no estimated exercise prices in excess of the estimated fair values, and accordingly no adjustments were required.
The disclosures made in Note 4 regarding several acquisitions of non-controlling interests whereby the amount paid for the additional interests exceeded the fair value of the equity purchased related to subsequent negotiated changes made to the calculation of the actual exercise price at the time of exercise.  At the time of exercise, separate negotiated arrangements are sometimes made which change the exercise price terms and the accounting is then changed at that time. As disclosed in the Note 4, the excess of the price paid over the fair value was charged to operations.

7.
Tell us where you record the offset to the net income or loss attributable to non-controlling shareholders on your balance sheet.  In this regard, these amounts are not apparent in your rollforward of redeemable noncontrolling interests on page 53 or the changes in the noncontrolling interests in your statement of stockholders equity on page 48.

The offset to the net income or loss attributable to non-controlling shareholders is recorded in accrued and other liabilities as disclosed in Note 6.  The Company includes these amounts as a current liability as it is the Company’s policy to distribute these earnings to the non-controlling interest holders on a timely basis.  In future filings the Company will include a rollforward of the accrued liability account which includes the net income or loss attributable to non-controlling shareholders. For the year ended December 31, 2009 the rollforward is as follows: (in thousands)
Balance December 31, 2008	$4,856
Net income or loss	5,356
Payments made	(7,784)
Other adjustments (1)	1,412
CTA adjustment	218
Balance December 31, 2009	$4,058
(1) adjustments consist primarily of an adjustment of stock based compensation charges to additional paid-in capital relating to obligations assumed by the non-controlling shareholders.

Note 4. Acquisitions, page 57

8.
We note that during 2009 you acquired additional interests in several subsidiaries which you already controlled.  For your acquisition of VitroRobertson, you recorded the difference between the fair value of the shares and the carrying value of the Redeemable Non Concontrolling interests as additional paid in capital.  For the purchase of the remaining interest in CPB you recorded a reduction to additional paid in capital as well as identifiable intangible assets.  Please describe for us your policy for recording step acquisitions and your basis in the accounting literature.

The Company’s accounting policy for puts is to adjust quarterly the estimated exercise price, which is based on earnings, to Redeemable Non-controlling Interests and additional paid-in capital. Redeemable Non-controlling Interests have now been recorded on the balance sheet in accordance with the updated Accounting Standards Codification topic on Redeemable Non-controlling Interests. In accordance with the updated Accounting Standards Codification topic and Business Combinations, step acquisitions where the Company already has control will result in adjustments to additional paid-in capital for amounts in excess of the purchase price of the recorded amounts of Redeemable Non-controlling Interests or Non-controlling Interests. No amounts will be recorded as additional intangibles assets.

For the acquisition of additional equity interests in VitroRobertson, this purchase was pursuant to the exercise of an existing put and the purchase price paid was in excess of both amounts previously recorded as Redeemable Non-controlling Interests and fair value. The Company determined that the amount in excess of fair value should be a charge to statement of operations.  Please see Question 6 above.  The Company further determined that the difference between the fair value and the amount previously recorded as Redeemable Non-controlling Interests should be adjusted to additional paid-in capital.

For the acquisition of the remaining equity interests of CPB, the Company considered and acknowledges that the adjustment was recorded contrary to its accounting policy. The Company deemed the amount of this intangible, $518,000, to be immaterial to the Company’s consolidated financial statements.

Note 16.  Segmented Information, page 79

9.
We note your disclosure that you changed your segment reporting structure to conform more closely with how the chief operating decision maker manages your business segments.  We also note that your two reportable segments are the aggregation of various operating segments.  Describe for us the nature of the changes in the management of your businesses that occurred in the fourth quarter of 2009.  Tell us your operating segments and tell us how you have aggregated these into reportable segments, including whether your aggregation criteria has changed in 2009.

The Company changed its segment reporting structure as a result of changing client demand and our focus on driving return on marketing investment. We changed our segment reporting to conform to how management is building and managing our business segments.  This has simplified our financial reporting, made our results more consistent with how management and the board of directors look at the business and maximize shareholder value.  MDC is focused on expanding our capabilities in database marketing and data analytics in order to better position the Company for the future of marketing.  In the future, every medium will likely be completely addressable, allowing for more relevant targeting, more relevant messaging, and more relevant engagement.  Management believes that analytics is the significant enabler.  With today's tools, no client should ever accept awareness as the only goal.  The strategy to accomplish this involves the potential realignment of some existing internal capabilities, the recent and likely future acquisition of additional companies and capabilities, and some organic growth initiatives to round out the execution of the strategy.

In order to best position this strategic focus along the lines of how management will base its business decisions, we needed to reorganize our segment reporting to investors. This has given investors greater insight and visibility into our financial performance.  The Company has determined that each operating subsidiary is an operating segment. The Chief Operating Decision Maker, (“CODM”), receives monthly reports which list each operating subsidiary, with each subsidiary grouped into aggregated reportable operating segments. Decisions regarding allocation of resources are made and will be made based not only the individual operating results of the subsidiaries but also on the overall performance of the reportable segments.

The Company reports in two reportable segments:

1)
Strategic Marketing Services (“SMS”) – This segment includes our integrated marketing consulting and services firms that offer a full complement of marketing consulting services including advertising and media, marketing communications including direct marketing, public relations, corporate communications, market research, corporate identity and branding, interactive marketing and sales promotion. Each of the entities within SMS share similar economic characteristics, specifically related to the nature of their respective services, the manner in which the services are provided and the similarity of their respective customers. One specific example of which is the clients in this segment are generally retainer based. Due to the similarities in these businesses, they exhibit similar long term financial performance and have been aggregated together. The long term financial performance gross margins are expected to be in the 40-45% range excluding non-recurring items.

  Strategic Marketing Services firms are:
•	Allard Johnson
•	Attention
•	Bruce Mau Design
•	Colle + McVoy
•	Crispin Porter + Bogusky
•	Fletcher Martin
•	Hello Design
•	Henderson Bas
•	HL Group
•	Kirshenbaum Bond Senecal + Partners
•	Mono (sub scale)
•	Redscout
•	Skinny (start-up in 2008)
•	Veritas

•	VitroRobertson
•	YMM
•	Zig

Other than the Mono operating segment all other operating segments have and are expected to continue to exhibit margins in the expected range of 40-45%. Mono is a small agency which the Company hopes will grow into a much larger agency. The expected margins of Mono as a scaled agency are in the 40-45% range. We have aggregated Mono in this segment due to both the expected long term growth and the immaterial nature of the business.

2)
Performance Marketing Services (“PMS”) – This segment includes our firms that provide consumer insights to satisfy the growing need for targetable, measureable solutions or cost effective means of driving return on marketing investment. These services interface directly with the consumer of a client’s product or service. Such services include the design, development, research and implementation of customer service and direct marketing initiatives including experiential marketing services. Each of the entities within PMS share similar economic characteristics, specifically related to the nature of their respective services, the manner in which the services are provided and the similarity of their respective customers. One specific example of which is the clients in this segment are generally project based. Due to the similarities in these businesses, the service provided to the customer and that they exhibit similar long term financial performance they have been aggregated together. The long term financial performance gross margins are expected to be in the 20-25% range excluding non recurring items.

Performance Marketing Services firms are:
•	Accent
•	Bryan Mills
•	Computer Composition (not material)
•	Northstar Research Partners - consolidated
•	Onbrand (not material)
•	6 Degrees (formally Accumark)
•	Source Marketing
•	Targetcom (not material)
Other than the following operating segments all other operating segments have and are expected to continue to exhibit margins in the expected range of 20-25%. Northstar has had margins of approximately 20% in 2007 and 2008; in 2009 margins dropped to 13% due to a decline in revenues due to the current economic conditions. Northstar has and will continue to reduce costs to again get to the expected margin range, and actual results thru November 30,2010 have gross margins at 16%. Onbrand, Targetcom and Computer Composition are immaterial subsidiaries that have similar operating characteristics of other entities in this PMS segment, except for the fact that their margins have historically been in excess of 25%. Based on these immaterial results we have aggregated these operating segments in PMS. In the event that these subsidiaries do become material we will at that time consider the need to segregate them into a separate reportable segment.

The key changes from MDC’s prior reporting segments are:

i.	The combination of the CRM and SCS segments to create PMS; and
ii.	The shifting of Bruce Mau, Hello Design, Henderson Bas, YMM and Veritas into SMS.

Note 18.  Commitments, Contingencies, and Guarantees, page 85

Put Options, page 85

10.
You state that the company could be required to pay an aggregate amount of approximately $29.5 million to the holders of put options to acquire additional ownership interest in certain subsidiaries.  Tell us why this amount differs from the $33.7 million recorded as redeemable noncontrolling interests on your balance sheet at December 31, 2009.

The amount recorded as Redeemable Non-controlling Interests as of December 31, 2009 of $33.7 million differs from the amount disclosed on page 85 Note 18 “Put options” of  $29.5 million due to the difference of $4.2 million previously being recorded as minority interests. The Company acknowledges this adjustment to be in error and should have been adjusted to Additional Paid-In Capital. The Company deemed this adjustment to be immaterial to consolidated financial statements. The Company will correct this adjustment in its Form 10-K for the year ended December 31, 2010.

Definitive Proxy Statement filed April 27, 2010

Incentive Awards Based on 2009 Performance, page 17

11.
We note the incentive awards are based on two components, an individual component and a corporate component, where the corporate component is broken down into: (i) an adjusted EBITBA target, (ii) relative organic revenue growth, (iii) free cash flow targets, and (iv) refinancing the Company’s balance sheet.  Further, we note you disclosed the 2009 EBITDA target to be $61.5 million and the 2009 EBITDA achievement to be $64.8 million based on exhibit 99.1 to the Form 8-K filed February 25, 2010.  To help investors easily understand your compensation program, please disclose the achievement of all your objective performance targets in the relevant section of the Compensation Discussion and Analysis.

The Company confirms that it will provide specific disclosure regarding the achievement of each objective and quantitative performance target in future SEC filings, including those that are given less weight than other targets, to the extent that disclosure of such targets is material to an investor’s understanding of the Company’s incentive awards.   Instruction 1 to Item 402(b) of Regulation S-K, which relates to the Compensation Discussion and Analysis (CD&A), requires companies to “provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”   Interpretation 118.04 (C&DI 118.04) of the Staff’s Compliance & Disclosure Interpretations, Regulation S-K, further provides that, in making determinations regarding disclosure of performance targets, “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company's executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

In 2009, the Company considered in good faith, based on both a quantitative and qualitative assessment of all the facts and circumstances, the performance criteria that were material to an investor’s understanding of its compensation programs and decisions.  For the reasons discussed more fully in response to Staff Comment #12, the Company determined that disclosure of targets for free cash flow and organic revenue growth were not material.  The Company confirms that it will continue to consider materiality in light of all relevant quantitative and qualitative considerations consistent with the guidance set out in Staff Accounting Bulletin No. 99 in making determinations regarding disclosure of performance targets in future filings.  If the Staff disagrees with this approach, we would appreciate the opportunity to discuss the Staff’s views via teleconference.

12.
Although you disclose the 2009 EBITDA target, we note you did not disclose the 2009 targets for free cash flow and organic revenue growth as compared to your peers.  In this regard, we note your response to comment seven from our letter dated December 11, 2008.  In comment seven, we asked you to disclose “pre-approved criteria and targets in future filings,” and you agreed to “provide additional disclosure with respect to preapproved performance criteria used in connection with the determination of incentive awards.”  Please tell us why you have not provided all of your objective performance targets.

The Company’s determination of the amount of the incentive award earned by each NEO is not dictated solely by a mechanical application of objective criteria, but is driven in significant part (both at the individual goal level and overall) by the exercise of discretion by the Compensation Committee in its assessment of overall facts and circumstances.

The Company’s 2009 adjusted EBITDA achievement was materially greater than the disclosed performance target of $61.5 million.  As reported, 2009 EBITDA was $64.8 million, and as adjusted for extraordinary and other non-recurring charges considered by the Compensation Committee, the Company’s 2009 adjusted EBITDA was in excess of $75 million.  The Compensation Committee based its determinations of annual incentive awards primarily on this achievement.

The Compensation Committee also considered and evaluated other objective performance targets in 2009, including the Company’s relative organic revenue growth, free cash flow, and the refinancing of the Company’s balance sheet.  A revenue target of $590-605 million and a free cash flow target of $33 million were established by the Compensation Committee for 2009 as additional financial performance targets.  The Company exceeded its free cash flow target by achieving approximately $40 million of free cash flow in 2009.  Although the Company’s revenues declined by approximately 6.6% in 2009, revenues declined by a smaller percentage than the Company’s peer companies (13-15% revenue decline in 2009) in extremely challenging economic circumstances.

In exercising its discretionary authority, the Compensation Committee gave significant additional weight to the adjusted EBITDA performance target relative to these other measures.  The Company therefore determined to emphasize this target in its Proxy Statement because it was the primary factor driving the 2009 discretionary incentive awards to NEOs.  In accordance with C&DI 118.04, the Company did not disclose the revenue and free cash flow targets because they were not material to the Compensation Committee’s compensation decisions.

The Company acknowledges that where certain targets are achieved and others are not achieved, information about the targets that were not achieved may be material.  Similarly, the Company acknowledges that when determination of the actual amount of the bonus is based on multiple factors, targets that were achieved but not heavily weighted may nonetheless be material in some cases.  Based on its assessment of all the facts and circumstances in 2009 and particularly taking into account the significant weight that the Compensation Committee placed on achievement of the adjusted EBITDA target, in the Company’s view information about performance targets other than the adjusted EBITDA target was not material to an understanding of the Company’s compensation policies and decisions regarding the named executive officers in 2009.

As discussed in response to Staff Comment #11, the Company confirms that it will provide additional disclosure with respect to pre-approved performance criteria used in connection with the determination of incentive awards in future filings, including those that are given less weight than other targets, to the extent the Company determines in good faith that disclosure of such performance criteria is material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.

13.
We also note the corporate component included other financial and strategic goals such as refinancing the balance sheet.  Please disclose how achievement of this performance target was evaluated and, if you use other non-numerical financial or strategic goals in the future, please disclose the part or percentage of the corporate component that are made up of these goals.

As discussed in more detail in the Company’s response to Staff Comment #12, the Compensation Committee relied primarily on the Company’s performance relative to the 2009 EBITDA performance target in determining discretionary incentive awards earned by the NEOs, and determined in good faith that the level of achievement of other financial and strategic goals was not material to an investor’s understanding of the Committee’s compensation decisions.  The Company notes, however, that in October 2009, the Company completed a $300 million refinancing of its debt arrangements.  Specifically, the Company issued $225 million of 11% Senior Notes and obtained a new $75 million revolving credit facility despite a challenging capital markets environment.  The proceeds of the Senior Notes were used in part to redeem the Company’s outstanding Convertible Debentures and to repay indebtedness under the Company’s then-existing financing agreement.  As a result, the Compensation Committee determined that this objective to refinance the balance sheet had been satisfied.

The Company confirms that it will disclose the part or percentage of the corporate component of performance objectives that non-numerical financial or strategic goals comprise in future filings to the extent the Company determines in good faith that disclosure of such performance criteria is material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.

14.
We also note the annual incentive awards have an individual component or key performance indicators.  In his regard, please refer to prior comment 13 and tell us why you have not provided all of the individual performance targets for the Named Executive Officers.  We also refer you to our request in comment seven from our letter dated December 11, 2008 that says ‘[t]o the extent the targets are not stated in quantitative terms, disclose how the compensation committee determined the officer’s achievement levels for that performance measure.”

The Company respectfully refers the Staff to its response to Staff Comment #15, below.

15.
From the first three sentences of the last paragraph on page 17, we note you reviewed actual corporate and individual performance to calculate the actual achievement of company and individual performance goals.  From the table on page 18, we also note you disclose the aggregate achievement of these corporate and individual goals.  Most NEO’s achieved 100% of the corporate and individual goals; however, one NEO did not.  Please break down the aggregate achievement level into their main components and explain how these components are weighed (i.e. are the corporate and individual components weighted equally or otherwise).  In this regard, we refer you to comment eight from our letter dated December 11, 2008 where we asked you to “provide a detailed explanation of how the various individual and corporate performance criteria and targets… actually resulted in the 2007 incentives awards for each of the named executive officers.”

The Compensation Committee calculates the achievement of corporate and individual performance goals by evaluating both quantitative and qualitative measures.  These measures are weighted specifically for each NEO to determine an overall achievement level.  The CEO, CFO and General Counsel have greater weight assigned to qualitative factors, while the Managing Directors are evaluated with greater weight given to quantitative factors, including the specific financial performance of the Managing Director’s portfolio of subsidiary companies.

 The Company respectfully believes that disclosing the specific quantitative targets relating to any particular portfolio company would result in the disclosure of competitively sensitive information.  The Company confirms that in future filings it will disclose the weighting of each component of a particular NEO’s performance goals, including the individual performance targets comprising these components to the extent that the Company would not be competitively harmed by such disclosure.  The Company further confirms that it will disclose in future filings a discussion of how difficult or unlikely it would be for an NEO to achieve any performance target that is omitted in accordance with C&DI 118.04.

16.	Further, we note you paid the NEO’s a special bonus. If you award a similar bonus in the future, please disclose the quantitative or qualitative reasons for the bonus.

In 2009, the Compensation Committee approved special bonuses for the NEOs as a result of the Company significantly exceeding its 2009 EBITDA performance target, and also as a result of the Company’s 2009 stock price appreciation described in more detail in the Company’s response to Staff Comment #20, below.  The Company confirms that it will disclose the quantitative or qualitative reasons for any special bonuses in future filings.

Form of Long-Term Incentives, page 18

17.
At the top of page 19 you disclose the restricted stock and restricted stock unit grants made to the NEOs in March 2010 will vest on an accelerated basis if the company meets certain EBITDA growth.  Although you present this information in terms of a percentage, please disclose the actual numerical targets.

The restricted stock and restricted stock unit grants made to the NEOs in March 2010 will vest on an accelerated basis if the Company achieves certain EBITDA growth in 2010 and 2011 as compared to 2009 EBITDA.  The Company respectfully informs the Staff that the performance goals are based on achieving a specified percentage of EBITDA growth as opposed to achieving a specified EBITDA number.  Since the applicable performance goal is achievement of a specified percentage of EBITDA growth, the Company respectfully submits that the most relevant and appropriate disclosure for investors is the specified percentage of EBITDA growth that must be achieved for accelerated vesting to apply.

Summary Compensation Table, page 20

18.
From the table on page 18, we note you disclose the total amounts you awarded to the NEOs under the 2009 annual incentive plan, including the amounts for a special bonus.  However, the Summary Compensation Table does not disclose any amounts under the “Non-Equity Incentive Plan Compensation” column.  Refer to C&DI 119.02 found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, and tell us where in the Summary Compensation Table you have disclosed the awards under the 2009 annual incentive plan and why.  Further, if you have disclosed these awards in the “Bonus” column instead of the ‘Non-Equity Incentive Plan Compensation” column, please tell us why.

The Company has disclosed the total cash amounts awarded to the NEOs under the 2009 annual incentive plan, including the amounts for a special bonus, under the “Bonus” column of the Summary Compensation Table.  All amounts awarded by the Company to its NEOs in 2009 pursuant to the 2009 annual incentive plan were granted at the discretion of the Compensation Committee.  As a result, the Company respectfully believes that the cash portion of the awards paid in 2009 are properly disclosed under the “Bonus” column of the Summary Compensation Table in accordance with Item 402(c) of Regulation S-K and C&DI 119.02.  The equity component of the 2009 bonus was determined by the Company in its sole discretion and granted in February, 2010.  In accordance with the applicable disclosure rules, the Company intends to disclose in the appropriate tables in its 2010 proxy statement the grants of these equity awards.   In this regard, the Company directs the Staff’s attention to the Form 4s timely filed by the Company on February 16 and 17, 2010, which filings explicitly disclosed the equity incentive awards granted to the NEOs in 2010 as a portion of the 2009 annual incentive award.

Grants of Plan-Based Awards Table, page 22

19.	Similarly, please explain why you have not disclosed the estimated future payouts (i.e. the threshold, target, and maximum amounts) under the 2009 annual incentives award plan in this table.

The Company respectfully refers the Staff to its response to Staff Comment #18.  Because the Company considers the 2009 annual incentive awards disclosed in the Grants of Plan-Based Awards Table to be discretionary, there are no estimated future payouts.

Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table, page 23

20.
We note from the disclosure at the top of page 23 you increased Mr. Nadal’s long term equity incentives to 300% of his current base salary in 2009 from 250% in 2008 “based on a range of factors.”  Please tell us what these factors are.

Pursuant to the Management Services Agreement relating to the employment of Miles Nadal as Chief Executive Officer, dated April 27, 2007 and filed with the Commission, Mr. Nadal is eligible to receive an annual grant of long term equity incentives with a grant-date value of up to 300% of his annual retainer fee, in the discretion of the Compensation Committee.  In 2009, the Compensation Committee considered it appropriate to award Mr. Nadal the maximum amount of the annual grant under the Management Services Agreement, due to the Company exceeding its 2009 EBITDA financial target and as a result of the significant increase in the Company’s stock price over the course of 2009.  Specifically, on December 31, 2009, the Company’s closing stock price on the Nasdaq was $8.34, compared to $3.18 on January 2, 2009.

Outstanding Equity Awards at 2009 Fiscal Year-End Table, page 25

21.
Footnotes, two, four, and five to this table disclose the awards will vest upon meeting an organic revenue growth performance target and stock price appreciation.  Tell us what these targets are and disclose similar targets in future filings.

The Company directs the Staff’s attention to the Form of Service-Based and Financial Performance-Based Restricted Stock Unit Agreement filed as Exhibit 10.4 of the Company’s Form 10-Q filed on November 8, 2007.  Footnotes two and four to the Outstanding Equity Awards at 2009 Fiscal Year-End Table describe the organic growth target and stock price target as compared to the Company’s peer group.  In particular, footnote 2 states that “(i) up to 50% of the award will vest based on satisfaction of the following financial performance target:  organic revenue growth for MDC in 2008, 2009 and 2010 that exceeds the average organic revenue growth of MDC’s peer marketing service companies by 25% in the comparable period (pro rata vesting if performance is 1-24% better than peer group); and (ii) up to 50% of the award will vest based on satisfaction of the following performance target:  stock price appreciation in 2008, 2009 and 2010 (as measured as of the last 10 trading days in December 31, 2010), that exceeds the average stock price appreciation of MDC’s peer marketing service companies by 15% in the comparable period (pro rata vesting if MDC stock price performance is 1-14% better than peer group)” and there is similar language in footnote 4 regarding the applicable performance targets for the February 25, 2008 grant.  If the Staff is asking the Company to provide the average revenue of the peer group as an absolute number, the Company does not believe that this disclosure would be relevant disclosure since the performance target is based on comparative growth (and the comparative growth target is fully disclosed in the footnotes).  The peer group is disclosed elsewhere in the Proxy Statement as Omnicom, WPP Group, and Interpublic Group of Companies.  The Company does not feel that it is appropriate to disclose actual or projected financial results of peer companies in its public filings, but confirms that it will disclose the amount by which the Company exceeded or fell short of such targets for completed periods in future filings.

With respect to footnote five to the same table, the Company confirms that in future Proxy Statement filings it will disclose the numerical EBITDA equivalent of the corresponding targets for completed periods.  The Company’s reported EBITDA was $47.7 million, $61 million and 64.8 million in 2007, 2008 and 2009, respectively.  This represented cumulative EBITDA growth in 2008 and 2009 of 36% as compared to 2007.

Potential Payments Upon Termination or Change in Control, page 27

22.
We note your disclosure under this section.  To help investors readily understand this disclosure, in addition to your current presentation, please consider summarizing this information in a table that describes the circumstances under which payments are made and the amount of these payments.

The Company respectfully submits that Item 402(j) of Regulation S-K does not specify the format in which a registrant must provide the applicable disclosure.  The Company’s arrangements with its NEOs are not uniform, and the Company does not necessarily believe that tabular disclosure would be clearer or more straightforward than narrative disclosure.  The Company confirms that in future Proxy Statement filings it will continue to analyze its arrangements and determine in its discretion the appropriate method of presentation in accordance with the applicable disclosure rules and guidance.

23.
We note that certain terms such as “change in control” and “for good reason” vary between agreements.  Nonetheless, please summarize and disclose the definitions of key terms as they apply to each agreement.

The Company confirms that it will summarize and disclose the definitions of key terms as they apply to each NEO’s employment agreement in future filings.

24.
Please refer to Instruction 1 to Item 402(j) of Regulation S-K.  We note you provide quantified disclosure in certain circumstances such as the first sentence of the second paragraph under “Robert Dickson.”  However, you do not provide quantified disclosure in other circumstances such as in the first sentence of the second paragraph under “Miles S. Nadal.”  Please provide the required quantified disclosure.

The Company respectfully submits that Mr. Dickson’s arrangements and Mr. Nadal’s arrangements do not provide the same payments and benefits on a termination of employment or change in control; as a result, the disclosure is not uniform in presentation.  The Company confirms that it will provide the quantified disclosure required by Instruction 1 to Item 402(j) of Regulation S-K in future filings for its NEOs.

25.
At the top of page 28, we note that you paid Mr. Rosenberg $1,239,000 under a separation agreement.  Please explain how this amount reconciles with the amount disclosed in footnote three to the Summary Compensation Table.

The Company directs the Staff’s attention to the Agreement of Separation and Release between the Company and Graham Rosenberg, dated August 31, 2009 and filed as an exhibit to the Company’s Form 10-Q filed on November 2, 2009.  Pursuant to such Agreement, the Company paid Mr. Rosenberg an amount equal to Cdn$1,178,610 on October 1, 2009, plus an additional amount equal to Cdn $127,140 on January 4, 2010 (or Cdn$1,305,750, or approximately US $1,239,900 translated at a currency exchange rate of 0.9497 as at March 31, 2010), plus certain continuing benefits as described on page 28 and in the Agreement of Separation.  Specifically, in 2009, Mr. Rosenberg received the amounts set forth in section (d) of footnote three to the Summary Compensation Table plus parking allowances and health insurance premiums as set forth later in footnote three, for an aggregate All Other Compensation total of US $1,160,590 translated at the average currency exchange rate for the year ended December 31, 2009 of 0.8750.  All amounts set forth in the Summary Compensation Table and footnotes are presented in U.S. dollars based on this 2009 average exchange rate.

*                           *                      *                      *                      *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                           *                      *                      *                      *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer
Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Al Ferarra, BDO Seidman LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP